UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2019

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Entry Into a Material Definitive Agreement

March Private Placement

On March 27, 2019, Naked Brand Group Limited (the “Company”) completed a private placement of ordinary shares, no par value, of the Company (“Ordinary Shares”) and warrants to purchase Ordinary Shares (the “Warrants”) to certain accredited investors, pursuant to a Securities Purchase Agreement (the “SPA”) of even date. Pursuant to the SPA, the Company sold US$2.75 million of Ordinary Shares at a per share price of US$0.255 (the closing bid price on the immediately preceding the date of the SPA), or an aggregate of 10,784,313 Ordinary Shares, except that, to the extent an investor would beneficially own more than 9.9% of the Company’s outstanding Ordinary Shares, the Company issued the investor “pre-funded” Warrants with an exercise price of $0.01 (the “Pre-Funded Warrants”) in lieu of such shares. Each investor also received Warrants with an exercise price of US$0.306 (the “Investment Warrants”) to purchase 100% of the number of Ordinary Shares for which such investor had agreed to subscribe. As a result, the Company issued 3,914,846 Ordinary Shares, Pre-Funded Warrants to purchase 6,869,467 Ordinary Shares and Investment Warrants to purchase 10,784,313 Ordinary Shares to the investors at the closing.

The SPA

The SPA includes certain customary representations and warranties and covenants. In addition, the Company has certain customary indemnification obligations under the SPA. In addition, the SPA provides:

●	Anti-Dilution Protection: To the extent the Company subsequently issues Ordinary Shares or securities exercisable or convertible for Ordinary Shares at any time prior to the 90th day after the effective date of the Registration Statement (as defined below) (the “Restricted Period”) for per share consideration or with an exercise or conversion price less than US$0.255 (as adjusted for stock splits, stock dividends, reclassifications, reorganizations or similar transactions), then, except in the case of an issuance of Excluded Securities (as described below), the Company is required to issue to the investor a number of Ordinary Shares to ensure that investor has the number of Ordinary Shares it would have had if it had purchase its Ordinary Shares in the subsequent issuance.

●	Subsequent Issuances: The Company agreed that, during the Restricted Period, it will not issue any equity or equity-linked or related securities. Notwithstanding the foregoing, the Company may issue Excluded Securities. The Company also agreed that, until 12 months after the effective date of the Registration Statement, the Company will not issue any floating conversion rate or variable priced securities convertible into Ordinary Shares.

●	Excluded Securities: Under the SPA, “Excluded Securities” generally include Ordinary Shares issued pursuant to equity compensation plans or to directors upon approval by the Company’s board of directors; Ordinary Shares issued upon the conversion or exercise of convertible or exercisable securities outstanding prior to the date of the SPA, provided such exercise or conversion is on the terms in effect as of the date of the SPA; certain securities disclosed in writing by the Company to the investors; and any restricted securities as defined in Rule 144 under the Securities Act for which a registration statement does not become effective during the Restricted Period.

The Warrants

The Investment Warrants have an exercise price of US$0.306 per share and expire five years from the date of issuance. The Pre-Funded Warrants have an exercise price of US$0.01 per share and expire five years from the date of issuance.

If the exercise price of the Warrants is higher than the last closing bid price of the Ordinary Shares, at any time starting 60 days after the effective date of the Registration Statement, the Warrants may be exercised on a cashless basis for a number of shares equal to the Black-Scholes value per share underlying the Warrant, multiplied by the number of shares as to which the Warrant is being exercised, divided by the closing bid price as of two business days prior to the exercise date (but not less than US$0.10). For this purpose, the Black-Scholes value per share underlying the Warrants is calculated using an underlying price equal to the exercise price (regardless of the current market price); a risk-free interest rate corresponding to the U.S. Treasury rate; a strike price equal to the exercise price; an expected volatility equal to 135%; and a deemed remaining term of five years (regardless of the actual remaining term of the Warrant).

The Warrants may not be exercised to the extent the holder or any of its affiliates would beneficially own more than 9.9% of the Company’s outstanding Ordinary Shares (the “Maximum Percentage”) after giving effect to such exercise.

The exercise price and number of shares covered by the Warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole. In addition, if during the Restricted Period, the Company issues or sell any Ordinary Shares, or is deemed to have issued or sold (including upon the issuance of any options or convertible securities), any Ordinary Shares, other than any Excluded Securities, for a consideration per share less than a price equal to the exercise price in effect immediately prior to such issue or sale or deemed issuance or sale (or less than a price equal to the “applicable price” then in effect, in the case of the Pre-Funded Warrants, which initially is US$0.306), then immediately after such issuance, the exercise price (or applicable price, in the case of the Pre-Funded Warrants) of the Investment Warrants then in effect shall be reduced (and in no event increased) to an exercise price (or applicable price, in the case of the Pre-Funded Warrants) equal to the lowest price per share at which any such Ordinary Share has been issued or sold (or are deemed to have been issued or sold); provided, that if such issuance or sale (or deemed issuance or sale) was without consideration, then the Company will be deemed to have received US$0.10 per share so issued or deemed to be issued. In the event of such a lower priced issuance or sale (or deemed issuance or sale), the number of Ordinary Shares issuable upon exercise of the Warrant will be increased such that the aggregate exercise price (or applicable price, in the case of the Pre-Funded Warrants) has not changed.

In addition, if the Company declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (a “Distribution”), at any time after the issuance of the Warrants, then, in each such case, the Company must make provision so that upon exercise of the Warrant, the holders of the Warrants will be entitled to participate in such Distribution to the same extent that the holder would have participated if the holders had held the number of Ordinary Shares acquirable upon complete exercise of the Warrants (without regard to any limitations on exercise thereof) immediately before the date on which the record holders of Ordinary Shares are to be determined for the participation in such Distribution. If at any time the Company grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of the Ordinary Shares (the “Purchase Rights”), then the holders of the Warrants will be entitled to acquire the aggregate Purchase Rights which the holder could have acquired if the holder had held the number of Ordinary Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise thereof) immediately before the date on which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights. To the extent that the holder’s right to participate in any such Distribution or grant of Purchase Rights would result in the holder exceeding the Maximum Percentage, then the holder shall not be entitled to participate in such Distribution or such grant of Purchase Rights to such extent and such Distribution or Purchase Rights shall be held in abeyance for the holder until such time, if ever, as its right thereto would not result in the holder exceeding the Maximum Percentage.

The Company will not enter into a “Fundamental Transaction” (as described below) unless the Company’s successor entity assumes all the obligations under the Warrants in writing, including an obligation to deliver to the holders of the Warrants securities of the successor entity that are exercisable for a corresponding number of shares of capital stock of such successor entity and with an exercise price which applies the exercise price under the Warrants to such shares of capital stock in such a manner so as to protect the economic value of the Warrants. Notwithstanding the foregoing, upon exercise of the Warrants following a Fundamental Transaction, the holders of the Warrants may instead elect to receive the same consideration that was payable to the holders of the Ordinary Shares in the Fundamental Transaction. In addition, at any time commencing on the earliest to occur of (i) the public disclosure of any Fundamental Transaction, (ii) the consummation of any Fundamental Transaction and (iii) a holder first becoming aware of any Fundamental Transaction, through the date that is 90 days after the public disclosure of the consummation of such Fundamental Transaction, the holder will have the right to require the Company (or any successor) to purchase the Warrant at a price in cash equal to the Black-Scholes value. For this purpose, the Black-Scholes value is calculated using an underlying price per share equal to the market value per share or the value of the consideration paid in the Fundamental Transaction, each as determined in accordance with the Warrant; a strike price equal to the exercise price; a risk-free interest rate corresponding to the U.S. Treasury rate for the period specified in the Warrant; and an expected volatility equal to the greater of 135% and the 100 day volatility determined in accordance with the Warrant.

Under the Warrants, a Fundamental Transaction generally includes a consolidation or merger, unless the Company’s shareholders continue to hold more than 50% of the voting stock of the successor entity; a sale, lease or other disposition of all or substantially all of the Company’s assets, in connection with which the Company dissolves; the purchase by any person of 50% or more of the Company’s outstanding shares of voting stock; a share purchase or other business combination with any person whereby such person acquires more than 50% of the Company’s outstanding shares of voting stock; and any person or group becoming the beneficial owner, directly or indirectly, of 50% of the aggregate voting power represented by the Company’s outstanding voting stock.

The RRA

In connection with the closing of the private placement, the Company entered into a registration rights agreement (the “RRA”) with the investors in the offering. Pursuant to the RRA, the Company must register for resale the Ordinary Shares issued to the investors under the SPA, as well as the Ordinary Shares issuable pursuant to the Warrants, on a registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). The Company also granted the investors customary “piggyback” registration rights.

Pursuant to the RRA, the Company must file the Registration Statement within 10 days of the closing and must obtain effectiveness of the Registration Statement within 55 days of the closing. If the Company does not file the Registration Statement or obtain effectiveness of the Registration Statement by such dates, or if on any day sales of the Ordinary Shares issued under the SPA and the Ordinary Shares underlying the Warrants cannot be made pursuant to the Registration Statement (subject to certain grace periods), or if the Registration Statement is not available and the Company fails to file reports with the SEC such that current public information is not available in compliance with Rule 144 under the Securities Act, then the Company generally will be required to pay the investor an amount equal to 2% of the purchase price for the securities affected by such failure upon such failure and on each 30 day anniversary thereof until the failure is cured. Except in the case where there is no Registration Statement available and no current public information available in accordance with Rule 144 under the Securities Act, the Company will be required to make no more than 12 such payments.

The Company agreed to indemnify the investors against liabilities, including some liabilities under the Securities Act, in accordance with the RRA, or the investors will be entitled to contribution. The Company may be indemnified by the investors against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to the Company by the investor specifically for use in this prospectus, in accordance with the RRA, or the Company may be entitled to contribution.

Other Private Placements

Concurrently with the private placement described above:

●

The Company sold 4,510,588 Ordinary Shares in a private placement to certain accredited investors, including Justin Davis-Rice, the Company’s Chief Executive Officer, at a per share price of US$0.255 (the closing bid price on the immediately preceding day). The investors also received warrants to purchase 100% of the number of Ordinary Shares for which they had subscribed. The warrants have an exercise price of US$0.306 and expire two years from the date of issuance. The exercise price and the number of shares covered by the warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole.

●	The Company issued 11,248,465 Ordinary Shares to trade creditors in satisfaction of trade payables due to them, at an effective per share price of US$0.40.

●	The Company issued 2,119,178 Ordinary Shares to the holder of one of its outstanding promissory notes in the amount of $847,671, an effective per share price of US$0.40, in exchange for the cancellation of such note.

In addition, the Company previously issued 1,400,000 Ordinary Shares and 1,400,000 warrants to purchase Ordinary Shares to a service provider in exchange for services. The warrants have an exercise price of US$0.50 and expire two years from the date of issuance. The exercise price and the number of shares covered by the warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole.

Unregistered Sales of Equity Securities

The Ordinary Shares and warrants issued in the foregoing transactions were offered and sold, and the Ordinary Shares underlying the warrants are being offered, in private placements to accredited investors pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. No underwriting discounts or commissions were paid with respect to such sales.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 28, 2019

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Chief Executive Officer